

July 11, 2012

<u>Via E-mail</u>
Mr. Juan R. Figuereo
Chief Financial Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

      Re: **Newell Rubbermaid Inc.**
              Form 10-Q for Fiscal Quarter Ended March 31, 2012
              Filed May 9, 2012
              Response Letter Dated June 21, 2012
              File No. 1-09608

Dear Mr. Figuereo:

      We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter ended March 31, 2012

1.   We note your response to our prior comment number one. Based on the information you have provided, we note your CODM receives discrete financial information at the GBU level. Based on the information you have provided, we are unable to agree with your conclusions, as it appears to us that your GBU's are operating segments. We note the information your CODM receives includes measures of profitability (gross margin and operating income) and that he receives this information on a regular basis. We believe a CODM uses all information they receive to assess performance and to make decisions about resource allocations. We further note that the products and gross margins of your GBU operating segments do not appear to be similar in all cases for aggregation

purposes. As such, please provide us an aggregation analysis of your GBU operating segments. Please refer to ASC 280-10-50-11 for guidance.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief